Exhibit 99.3

NuCana Reports Third Quarter 2018 Financial Results and Provides Business Update

Favorable Data Presented at ESMO on NUC-1031 (Acelarin®) and NUC-3373

First Patients Enrolled in Phase Ib Study of NUC-3373 in Advanced Colorectal Cancer

Initiation of Phase III Study of Acelarin in Front-Line Advanced Biliary Tract Cancer and Phase I Study of NUC-7738 Expected by End of 2018

Edinburgh, United Kingdom, November 27, 2018 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the third quarter ended September 30, 2018 and provided an update on its extensive clinical program with its transformative ProTide™ therapeutics.

As of September 30, 2018, NuCana had cash and cash equivalents of £78.4 million compared to £81.5 million as of June 30, 2018 and £86.7 million as of December 31, 2017. NuCana reported a loss of £2.5 million for the quarter ended September 30, 2018, compared to £14.0 million for the quarter ended September 30, 2017 as the Company continued to advance its various clinical programs. Basic and diluted loss per share was £0.08 for the quarter ended September 30, 2018, compared to £0.58 per share for the comparable quarter in 2017.

“It has been a productive quarter for NuCana highlighted by the data presented at the European Society for Medical Oncology (ESMO) Congress held recently in Munich, Germany,” said Hugh Griffith, NuCana’s Founder and Chief Executive Officer. “The data presented at ESMO further support the potential of our ProTide technology and its ability to transform some of the most widely prescribed chemotherapy agents into more efficacious and safer treatments.”

Mr. Griffith continued: “In our ongoing Phase Ib study of patients with advanced biliary tract cancer, Acelarin® combined with cisplatin continued to show an approximate doubling of the response rate compared to the standard of care. Furthermore, some patients showed continued tumor shrinkage over time, which is not typically seen in this setting, and a durable progression free survival. In addition, we presented the latest data for our ongoing Phase I study of NUC-3373, our ProTide transformation of the active anti-cancer metabolite of 5-fluorouracil (5-FU), in patients with advanced solid tumors. NUC-3373 demonstrated single-agent anti-cancer activity in patients who had exhausted all current standards of care, including three patients who achieved Stable Disease with responses lasting more than nine months at the time of data cut-off. In addition, NUC-3373 was well tolerated with no cases of hand-foot syndrome, a common toxicity associated with 5-FU.”

Mr. Griffith added: “We are delighted by the positive data generated with our first two ProTides, and we look forward to initiating a first-in-human Phase I study by the end of the year with NUC-7738, our third ProTide, which is a transformation of a novel nucleoside analog, cordycepin. All of this, plus the recent initiation of a Phase Ib combination study of NUC-3373 in patients with advanced colorectal cancer and the expected launch of a Phase III study of Acelarin plus cisplatin in patients with advanced biliary tract cancer, points to 2019 being a very productive year for NuCana.”

Anticipated Milestones

•	Acelarin® is NuCana’s ProTide transformation of gemcitabine. Over the remainder of 2018 and in 2019, NuCana anticipates a number of data read-outs and milestones including:

•

Contingent on regulatory guidance and other factors, initiate a Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer by the end of 2018.

•	Report interim data in 2019 from our ongoing Phase II study (PRO-105) of Acelarin for patients with platinum-resistant ovarian cancer.

•	Contingent on regulatory guidance and other factors, evaluate the initiation in 2019 of a Phase II/III study of Acelarin in combination with a platinum agent for patients with ovarian cancer.

•

Continue enrollment in the Phase III study (Acelarate) of Acelarin as a first-line treatment compared to gemcitabine for patients with metastatic pancreatic cancer. In October 2018, we reported that 152 patients had been enrolled in this study.

•	NUC-3373 is NuCana’s second ProTide in clinical development, a transformation of 5-fluorouracil (5-FU). In 2019, NuCana expects to:

•

Report initial data from the ongoing Phase Ib study (NuTide:302) of NUC-3373 in patients with advanced colorectal cancer in combination with other approved agents with which 5-FU is typically combined, including leucovorin, oxaliplatin and irinotecan.

•	Report additional data from the ongoing Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	Contingent on regulatory guidance and other factors, initiate a Phase II/III study of NUC-3373 in combination with other agents for patients with advanced colorectal cancer.

•

NUC-7738 is NuCana’s ProTide transformation of cordycepin, a novel nucleoside analog that has shown potent anti-cancer activity in preclinical studies across a range of different human cancer cell lines. Over the remainder of 2018 and in 2019, NuCana expects to:

•	Contingent on regulatory guidance and other factors, initiate a first-in-human Phase I clinical study (NuTide:701) of NUC-7738 for patients with solid tumors or lymphoma in 2018.

•	Report initial data from the NuTide:701 study in 2019.

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with ovarian cancer and a Phase III study for patients with pancreatic cancer. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with advanced colorectal cancer.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning our results of operations for the third quarter of 2018; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; and the utility of prior preclinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(in thousands, except per share data)
	(unaudited)
	£	£	£	£
Research and development expenses	(3,333)	(10,432)	(12,196)	(14,121)
Administrative expenses	(957)	(3,390)	(3,599)	(4,027)
Initial public offering related expenses	—	(728)	—	(1,794)
Net foreign exchange gains (losses)	706	(74)	1,765	(235)

Operating loss	(3,584)	(14,624)	(14,030)	(20,177)
Finance income	297	34	739	125

Loss before tax	(3,287)	(14,590)	(13,291)	(20,052)
Income tax credit	771	578	3,063	1,655

Loss for the period	(2,516)	(14,012)	(10,228)	(18,397)

Basic and diluted loss per share	(0.08)	(0.58)	(0.32)	(0.76)

Unaudited Condensed Consolidated Statements of Financial Position

	September 30, 2018	December 31, 2017
	(in thousands)
	(unaudited)
	£	£
Assets
Non-current assets
Intangible assets	2,706	1,938
Property, plant and equipment	462	358
Deferred tax asset	26	81

	3,194	2,377

Current assets
Prepayments, accrued income and other receivables	3,121	3,050
Current income tax receivable	5,438	4,225
Cash and cash equivalents	78,351	86,703

	86,910	93,978

Total assets	90,104	96,355

Equity and liabilities
Capital and reserves
Share capital and share premium	80,690	80,508
Other reserves	59,431	58,071
Accumulated deficit	(55,247)	(45,159)

Total equity attributable to equity holders of the Company	84,874	93,420

Non-current liabilities
Provisions	26	18

Current liabilities
Trade payables	2,537	1,120
Payroll taxes and social security	121	157
Accrued expenditure	2,546	1,640

	5,204	2,917

Total liabilities	5,230	2,935

Total equity and liabilities	90,104	96,355

Unaudited Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2018	2017
	(in thousands)
	(unaudited)
	£	£
Cash flows from operating activities
Loss for the period	(10,228)	(18,397)
Adjustments for:
Income tax credit	(3,063)	(1,655)
Amortization and depreciation	261	121
Finance income	(739)	(125)
Share-based payments	1,494	11,597
Initial public offering (IPO) related expenses	—	1,794
Net foreign exchange (gains) losses	(1,808)	190

	(14,083)	(6,475)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(2)	(134)
Increase in trade payables	1,416	301
Increase in payroll taxes, social security and accrued expenditure	878	539

Movements in working capital	2,292	706

Cash used in operations	(11,791)	(5,769)

Net income tax credit received	1,905	242

Net cash used in operating activities	(9,886)	(5,527)

Cash flows from investing activities
Interest received	694	140
Payments for property, plant and equipment	(205)	(369)
Payments for intangible assets	(928)	(559)

Net cash used in investing activities	(439)	(788)

Cash flows from financing activities
IPO related expenses included in statement of operations	—	(1,104)
Proceeds from issue of share capital – exercise of share options	182	120

Net cash from (used in) financing activities	182	(984)

Net decrease in cash and cash equivalents	(10,143)	(7,299)

Cash and cash equivalents at beginning of period	86,703	19,990

Foreign currency translation differences	1,791	(9)

Cash and cash equivalents at end of period	78,351	12,682

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke Partners

Chris Brinzey

+1 339-970-2843

Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com